Exhibit 99.1
Q2 2007
Quarterly Report to Shareholders
For the Six Months Ended
June 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis is as of August 14, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the six months ended June 30, 2007 and 2006, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements of JED Oil Inc. (“JED” or the “Company”) for the years ended December 31, 2006 and 2005, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.
Discussion with regard to JED’s 2007 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This interim report includes forward looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this interim report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY
The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has produced a net income of $13,117,927 and $9,661,880 for the three month and six months ended June 30, 2007 and realized a positive cash flow from operating activities of $1,256,660 and $2,073,812 for the three and six months ended June 30, 2007. The gain on sale of oil and gas properties of $10,766,221 was primarily responsible for the net income for the periods ended June 30, 2007. Production from the properties sold represented approximately 70% of Jed’s production prior to the sale. Through the acquisition of Caribou Resources Corp. subsequent to the quarter end, the Company obtained oil and natural gas properties with production roughly 30% higher than the amount sold. At June 30, 2007, the Company had a working capital deficiency of $38,866,035 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $35,059,502 (December 31, 2006 - $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
During the six months ended June 30, 2007, the Company settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the three months ended March 31, 2007. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $74,692,759 at June 30, 2007. These write-downs did not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and natural gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Note Payable and the Convertible Redeemable Preferred Shares will not meet the amount required to repay these obligations as they become due.
The Convertible Note Payable and Convertible Redeemable Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares or renegotiated. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

NOTIFICATION OF NON-COMPLIANCE
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it had taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that JED does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Two of the milestones in the plan submitted to AMEX were the sale of oil and natural gas properties which was completed June 8, 2007 and the acquisition of Caribou Resources Corp. which was achieved on July 31, 2007. The gain resulting from the sale of the oil and natural gas properties and the issuance of shares on the acquisition has significantly reduced the shareholders’ deficiency. The Company has also garnered verbal agreement from the holders of preferred shares to extend the term to February 1, 2010.
OVERVIEW
The Company’s production for the second quarter of 2007 averaged 871 barrels of oil equivalent per day (boe/d) (Q2 2006 — 2,277) and 901 boe/d for the six months ended June 30th (2006 - 1,766). Exit production for the period was 260 boe/d, due to the sale of North Ferrier and Sousa assets, compared to 1,825 boe/d for the same period in 2006. Capital programs during the first six months of 2007 related primarily to the completion of a well in the West Ferrier area of Alberta resulting in a producing natural gas well and the drilling of a well in the Hines Creek area in North West Alberta which was a dry hole and subsequently abandoned. In comparison, the Company had a much larger capital program in the same 6 month period of 2006 which led to a significant increase in exit production during that period. The newly completed West Ferrier well was placed on production on March 24, 2007. A second West Ferrier well had been planned and was spudded subsequent to June 30, 2007.
Decreases in revenue are due to a decrease in production as a result of significant asset sales, and normal production declines. Cash flow from operating activities was significantly higher in the current quarter and six months ended June 30, 2007 versus the same periods in 2006. In 2006, activity rates were much higher and cash required to fund receivables and payments to suppliers had a significant impact on cash flow. Operating costs were roughly 70% lower during the first six months of 2007 than in the same period in 2006 due to volume decreases as well as lower production costs on remaining properties. The asset swap transaction in the second half of 2006 exchanged higher cost properties for interests in assets that the Company already had an interest in, allowing the Company to obtain a 100% interest in a large portion of the Ferrier area in Alberta which resulted in the lower overall costs and an elimination of third party fees.

SELECTED QUARTERLY INFORMATION
(in thousands, except per share and per barrel data)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

Exit production rate (boe/day)	260	1,825	(86%)	260	1,825	(86%)
Revenue, before royalties	$3,791	$8,639	(56%)	$7,116	$13,277	(46%)
Average sales volumes (boe/day)	871	2,277	(62%)	901	1,766	(49%)
Cash provided by (used in) operations	$1,257	($16,599)	108%	$2,074	($10,332)	120%
Net income (loss) applicable to common stockholders	$14,646	$468	3,029%	$10,629	$446	2,283%
Average number of shares outstanding	14,969	14,888	1%	14,968	14,783	1%
Net income (loss) per share — basic	$0.98	$0.03	3,167%	$0.71	$0.03	2,267%
Net income (loss) per share — diluted	$0.98	$0.03	3,167%	$0.71	$0.03	2,267%
Preferred share dividends — per share	$0.04	$0.00	—	$0.08	$0.00	—
Average price for natural gas (US$/mcf)	$7.37	$5.82	27%	$6.67	$6.02	11%
Average price for oil and natural gas liquids (US$/bbl)	$57.06	$52.00	10%	$53.18	$48.90	9%
Production costs per boe	$5.66	$8.01	(29%)	$5.13	$8.80	(42%)
General and administrative expenses per boe (cash portion)	$10.43	$4.41	137%	$12.34	$5.11	141%
PRODUCTION AND REVENUE

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

Production
Crude oil and natural gas liquids (bbl/d)	244	904	(73%)	248	746	(67%)
Natural gas (mcf/d)	3,761	8,234	(54%)	3,918	6,119	(36%)

Oil equivalent (BOE/d)	871	2,277	(62%)	901	1,766	(49%)

Production Revenue
Crude oil and natural gas liquids	$1,267	$4,279	(70%)	$2,387	$6,605	(64%)
Natural gas	$2,524	$4,360	(42%)	$4,729	$6,672	(29%)

Production revenue	$3,791	$8,639	(56%)	$7,116	$13,277	(46%)

Average Prices
Crude oil and natural gas liquids ($/bbl)	$57.06	$52.00	10%	$53.18	$48.90	9%
Natural gas ($/mcf)	$7.37	$5.82	27%	$6.67	$6.02	11%

Oil equivalent ($/BOE)	$47.83	$41.70	15%	$43.63	$41.53	5%

The 56% net reduction in production revenue in the current quarter and 46% for the six months ended June 30, 2007 are a result of production decreases of 62% (49%) combined with a 15% (5%) overall price increase. The production decreases from the same periods in 2006 were a result of asset sales, an asset swap, and normal operating declines.
The Company currently has no derivative financial or physical delivery contracts in place.

ROYALTIES

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

Royalties	$659,804	$1,920,903	(66%)	$1,207,250	$2,732,088	(56%)

As a percentage of production revenue	17%	22%	(23%)	17%	21%	(19%)

Royalties per boe	$8.33	$9.27	(10%)	$7.41	$8.55	(13%)

Gross royalties, on a barrel of oil equivalent basis, have decreased by 10% from the second quarter of 2006 to the current quarter. The assets retained by the Company after the asset swap and sales are mostly based in Alberta, where there are fewer freehold and other royalties. This has essentially offset the increase due to the termination, effective January 1, 2007, of the Alberta Royalty Tax Credit program.
PRODUCTION EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

Production expenses	$448,017	$1,660,375	(73%)	$835,297	$2,812,561	(70%)

Net production expenses per boe	$5.66	$8.01	(29%)	$5.13	$8.80	(42%)

Net production expenses decreased dramatically from the second quarter of 2006 to the same period in 2007 primarily due to reduced production volumes. As previously discussed, the consolidation of working interests and disposal of higher cost properties through the swap transaction has resulted in savings due to the elimination of third party charges.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

General and administrative expenses - excluding stock option expense	$647,194	$914,453	(29%)	$1,700,345	$1,632,162	4%

General and administrative expenses - excluding stock option expense per boe	$8.17	$4.41	85%	$10.43	$5.11	104%

General and administrative expenses (“G&A”), before overhead recoveries and capitalized G&A were relatively at the same level in the first quarter of 2007 as compared to the first quarter of 2006 but have been significantly reduced during the second quarter. However, the Company did not have a similar level of recovery of costs from third parties as it had in 2006 due to the termination the Company’s relationship with Enterra. The general and administrative costs during the first quarter of 2007 included transitional costs as the Company reduced staff and moved it’s offices to Didsbury, Alberta. Per boe amounts in 2007 from 2006, reflect the lower production levels.
We anticipate that the lower general and administrative expenses experienced in the second quarter of 2007 will also be the case for the remaining quarters of 2007. In the fourth quarter of 2006, the Company started a plan to reduce expenses due to poor drilling results and the subsequent deterioration of the financial position of the Company.

DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
FOREIGN EXCHANGE
The strengthening of the Canadian dollar in the 3 months ended June 30, 2007 has resulted in large unrealized gains on foreign exchange. The foreign exchange gain for the current quarter was $3.1 million as compared to a gain of $154,000 in the second quarter of 2006. The gains are attributable to the translation during the period of foreign currency denominated monetary balance sheet accounts except preferred share balances. A gain of $2.4 million on the Preferred Share amounts in the second quarter of 2007 is shown as an adjustment in calculating the net loss applicable to common shareholders. The impact of revaluing redeemable convertible preferred shares is recorded in stockholders’ equity.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included.
The decrease in depletion, depreciation, and accretion in the second quarter of 2007 of 74% from the same period in 2006 is a result of production differences explained previously and large ceiling test write-downs that were taken by the Company during the third and fourth quarters of 2006. These write-downs reduced the value of costs included in the depletion calculation thereby reducing the expense provision.
INTEREST EXPENSE
Interest expense for the first six months of 2007 is roughly 38% higher than in the same period in 2006 as a result of additional convertible notes issued in June 2006. The Company issued additional convertible notes in June 2006.
Interest incurred in three and six month periods ended June 30, 2007 amounted to $0.96 million and $2.12 million compared to $0.99 million and $1.53 million in the same periods of 2006.
INCOME TAXES
The Company has recorded no current or future income taxes for the three and six months ended June 30, 2007. The future income tax provision that would be recorded is offset by a deferred tax recovery which eliminates the provision in the second quarter of 2007. In the six months ended June 30, 2006 the Company had recorded a deferred tax asset of $4.98 million. The provision was reversed later in the year due to subsequent determination of uncertainty regarding its recoverability.
NET INCOME (LOSS) (in thousand’s except for per share amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2007	2006	Change	2007	2006	Change

Net income applicable to common shareholders	$14,646	$468	3,029%	$10,629	$446	2,283%
Net income– per basic share	$0.98	$0.03	3,167%	$0.71	$0.03	2,267%
Net income– per diluted share	$0.98	$0.03	3,167%	$0.71	$0.03	2,267%
Weighted average shares outstanding-basic	14,969	14,888	1%	14,968	14,783	1%
Weighted average shares outstanding-diluted	14,969	14,888	1%	14,968	14,783	1%

Net income applicable to common shareholders increased by $14.2 million from $468 thousand in the second quarter of 2006 to $14.6 million in the same period in 2007. Gains recorded on the sales of producing oil & natural gas properties totaling $10.8 million at the North Ferrier and Sousa areas of Alberta were primarily responsible for the change.
LIQUIDITY AND CAPITAL RESOURCES
The Company continues to face a going concern uncertainty. Presently, the Company has a working capital deficiency, as well as a shareholder’s deficiency as a result of operations. The Company has a $2.3 million revolving loan facility which has been reduced from $18 million as a result of asset sales. The loan facility will be increased once the Company’s budgeted cash flows including the impact of the acquired Caribou properties are evaluated by the Company’s lender. JED’s long-term debt and convertible redeemable preferred shares mature on the first of February, 2008. The Company has implemented its plan to create more value and cash flow by selling the North Ferrier and Sousa assets to fund the acquisition of Caribou Resources Corp. which was closed subsequent to the quarter end.
At June 30, 2007 the Company had a working capital deficiency of $38.9 million compared to $3.0 million at December 31, 2006 as a result of the Convertible note payable becoming current.
During the quarter, the Company terminated drilling contracts and reached a settlement on the outstanding drilling advance. The Company received cash in the amount of $1,950,103 and all commitments related to the agreements were cancelled.
The Company has undiscounted future development costs of $3.8 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG, a public company with common directors. Under the terms of that agreement the Company provided certain general and administrative services to JMG.
During the six months and second quarter ended June 30, 2007, the Company entered into the following transactions with JMG:
- In the second quarter, JED charged JMG $7,110 in capital expenditures and $137,759 in operating costs for wells operated by JED where JMG was a joint venture partner. Total capital charged to JMG for the six months ended June 30, 2007 was $207,698 and operating expenses totaled $211,685 for the period.
During the quarter ended March 31, 2007, the Company entered into the following transactions with JMG:
- JED charged JMG $200,588 in capital expenditures and $73,946 in operating costs for wells operated by JED where JMG was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at June 30, 2007 was $2,124,163 (December 31, 2006 — $1,426,102).

OUTSTANDING SHARE DATA
As of June 30, 2007, there are 14,969,868 common shares outstanding, 1,402,500 stock options outstanding, 274,750 share purchase warrants outstanding, 2,515,003 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 1,797,498 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.
IMPACT OF NEW ACCOUNTING POLICIES
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact FIN 48 and has determined that no adjustment is required to its consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com or by contacting the Company at Box 1420, 1601 15th Avenue, Didsbury, Alberta, T0M 0W0. Information is also available on the Company’s website at www.jedoil.com.

Unaudited Interim Consolidated Financial Statements
JED Oil Inc. and Subsidiary
For the Three and Six Months Ended June 30, 2007
(In United States Dollars)

JED Oil Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(unaudited)
(see Going Concern Uncertainty – note 1)

	June 30	December 31
As at	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	2,554,587	565,266
Accounts receivable [note 10 (d)]	3,293,145	3,989,508
Prepaid expenses	279,395	60,045
Due from JMG Exploration, Inc [note 9]	2,124,163	1,426,102

	8,251,290	6,040,921

Drilling advance [note 3]	—	3,881,430
Deferred financing costs	1,009,195	1,692,126
Other asset [note 4]	27,635,705	—

Property and equipment [note 5]
Petroleum and natural gas properties	19,658,058	109,875,650
Other	1,051,692	435,269

	20,709,750	110,310,919
Less: accumulated depletion and depreciation	(17,083,414)	(85,909,741)

	3,626,336	24,401,178

	40,522,526	36,015,655

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	3,756,209	3,714,359
Preferred share dividends payable	719,001	729,501
Accrued capital liabilities	1,432,146	1,821,539
Accrued other liabilities	1,084,524	1,333,222
Revolving loan	—	1,475,853
Convertible note payable with a face value of $40,240,000	40,125,445	—

	47,117,325	9,074,474

Convertible note payable with a face value of $40,240,000	—	40,031,999
Asset retirement obligations [note 6]	132,798	1,185,968

	47,250,123	50,292,441

Convertible redeemable preferred shares	28,331,905	27,974,078

Stockholders’deficiency
Share capital [note 7]
Common stock – no par value; unlimited authorized; 14,969,868 shares issued and outstanding at June 30, 2007, and 14,965,826 shares issued and outstanding at December 31, 2006	34,990,519	34,980,833
Additional paid-in capital	2,243,266	1,829,001
Share purchase warrants	948,679	948,679
Accumulated deficit	(74,692,759)	(85,321,927)
Accumulated other comprehensive income	1,450,793	5,312,550

	(35,059,502)	(42,250,864)

	40,522,526	36,015,655

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$

Revenue
Petroleum and natural gas	3,791,181	8,638,954	7,115,849	13,276,852
Royalties, net of Alberta Royalty Tax Credit	(659,804)	(1,920,903)	(1,207,250)	(2,732,088)

	3,131,377	6,718,051	5,908,599	10,544,764

Interest and other income	389,341	—	456,295	64,933

	3,520,718	6,718,051	6,364,894	10,609,697

Expenses
Production	448,017	1,660,375	835,297	2,812,561
General and administrative [note 8]	826,596	1,360,731	2,011,044	2,293,862
Amortization of deferred financing costs	412,629	104,169	798,553	104,169
Foreign exchange gain	(3,062,655)	(153,684)	(3,042,414)	(107,975)
Depletion, depreciation and accretion [note 5]	1,582,403	6,150,127	2,816,377	8,504,680
Interest on convertible note payable and revolving loan	962,022	989,704	2,119,051	1,532,525
Loss on settlement of drilling contract [note 3]	—	—	1,931,327	—

	1,169,012	10,111,422	7,469,235	15,139,822

Gain on sale of assets [note 5]	10,766,221	—	10,766,221	—

Net income (loss) before income taxes	13,117,927	(3,393,371)	9,661,880	(4,530,125)

Deferred tax recovery	—	(3,861,151)	—	(4,975,810)

Net income for the period	13,117,927	467,780	9,661,880	445,685

Add: Foreign exchange gain on preferred shares	2,445,634	—	2,678,743	—
Less: Preferred dividends to preferred shareholders	(732,949)	—	(1,353,628)	—
Amortization of preferred share issue costs	(184,421)	—	(357,827)	—

Net income applicable to common shareholders	14,646,191	467,780	10,629,168	445,685

Net income for the period per common share [note 7]
- basic	0.98	0.03	0.71	0.03
- diluted	0.98	0.03	0.71	0.03

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$

OPERATING
Net income for the period	13,117,927	467,780	9,661,880	445,685
Adjustments to reconcile net income to cash flows from operating activities:
Foreign exchange gain	(3,062,655)	(153,684)	(3,042,414)	(107,975)
Stock-based compensation	179,402	446,278	310,699	661,200
Amortization of deferred financing costs	412,629	104,169	798,553	104,169
Depletion, depreciation and accretion	1,582,403	6,150,127	2,816,377	8,504,680
Deferred tax recovery	—	(3,861,151)	—	(4,975,810)
Loss on settlement of drilling contract	—	—	1,931,327	—
Gain on sale of assets	(10,766,221)	—	(10,766,221)	—
Accretion of debt discount on convertible note payable	48,132	—	93,446	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(148,736)	(9,689,816)	696,363	(12,006,626)
(Increase) decrease in prepaid expenses	(27,951)	293,456	(219,350)	32,784
Decrease in due from Enterra Energy Trust	—	3,737,951	—	6,205,676
Decrease in accounts payable and accrued liabilities	(78,270)	(14,093,885)	(206,848)	(9,196,055)

Cash provided by (used in) operating activities	1,256,660	(16,598,775)	2,073,812	(10,332,272)

FINANCING
Issue of common shares, net of related costs	—	1,177,909	—	1,529,049
Repayment of revolving loan	(3,492,958)	(11,413,882)	(1,475,853)	—
Deferred financing costs	—	(2,064,896)	—	(2,064,896)
Issue of convertible notes	—	34,325,000	—	34,325,000
Issue of convertible preferred shares, net of related costs	—	14,604,403	—	14,645,125
Preferred share dividends	(727,725)	—	(1,354,442)	—

Cash provided by (used in) financing activities	(4,220,683)	36,628,534	(2,830,295)	48,434,278

INVESTING
Decrease in loan to Enterra Energy Trust	—	—	—	6,861,054
(Increase) decrease in due from JMG Exploration Inc.	(685,510)	1,930,549	(698,061)	2,231,265
Decrease in drilling advance [note 3]	1,950,103	—	1,950,103	67,156
Proceeds from sale of property and equipment	34,158,432	—	34,158,432	—
Purchase of property and equipment, net	(930,989)	(11,662,345)	(4,136,990)	(41,614,597)
Decrease in accrued capital liabilities	(976,035)	—	(389,393)	—
Purchase of other asset	(27,635,705)	—	(27,635,705)	—

Cash provided by (used in) investing activities	5,880,296	(9,731,796)	3,248,386	(32,455,122)

Effect of foreign exchange on cash flows	506,996	(1,666,617)	502,582	(1,381,620)

Net increase in cash and cash equivalents	2,409,281	8,631,346	1,989,321	4,265,264
Cash and cash equivalents, beginning of period	145,306	85,337	565,266	4,451,419

Cash and cash equivalents, end of period	2,554,587	8,716,683	2,554,587	8,716,683

During the three and six months ended June 30, 2007, the Company paid cash interest of $1,134,303 (2006 – $NIL) and $2,032,517 (2006 – $NIL) on the convertible note, respectively, cash interest of $60,997 (2006 – $526,675) and $89,442 (2006 – $1,541,943) on long term debt or bank indebtedness, respectively. No cash taxes were paid during the three and six months ended June 30, 2007 and 2006.
The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30, 2007		June 30, 2007
	Shares	Amount	Shares	Amount
		$		$

Common stock

Balance, beginning	14,967,659	34,985,296	14,965,826	34,980,833
Shares issued upon conversion of preferred share dividends	2,209	5,223	4,042	9,686

Balance, ending	14,969,868	34,990,519	14,969,868	34,990,519

Additional paid-in capital

Balance, beginning		2,004,064		1,829,001
Stock-based compensation on issued stock options		239,202		414,265

Balance, ending		2,243,266		2,243,266

Share purchase warrants

Balance, beginning and ending		948,679		948,679

Deficit

Balance, beginning		(89,338,950)		(85,321,927)
Net income applicable to common shareholders		14,646,191		10,629,168

Balance, ending		(74,692,759)		(74,692,759)

Accumulated other comprehensive income

Balance, beginning		5,073,427		5,312,550
Foreign exchange translation adjustment		(3,622,634)		(3,861,757)

Balance, ending		1,450,793		1,450,793

The accompanying notes to the consolidated financial statements are an integral part of this statement.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$

Net income for the period	13,117,927	467,780	9,661,880	445,685

Other comprehensive loss
Foreign exchange translation adjustment	(3,622,634)	(975,543)	(3,861,757)	(690,546)

Comprehensive income (loss)	9,495,293	(507,763)	5,800,123	(244,861)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
1. GOING CONCERN UNCERTAINTY
The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has generated a net income of $13,117,927 and $9,661,880 for the three month and six months ended June 30, 2007 and realized a positive cash flow from operating activities of $1,256,660 and $2,073,812 for the three and six months ended June 30, 2007. The gain on sale of oil and gas properties of $10,766,221 was primarily responsible for the net income for the periods ended June 30, 2007. Production from the properties sold represented approximately 70% of JED’s production prior to the sale. Through the acquisition of Caribou Resources Corp. subsequent to the quarter end, the Company obtained oil and natural gas properties with production rates roughly 30% higher than the amount sold. At June 30, 2007, the Company had a working capital deficiency of $38,866,035 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $35,059,502 (December 31, 2006 – $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
During the six months ended June 30, 2007, the Company settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the three months ended March 31, 2007. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $74,692,759 at June 30, 2007. These write-downs did not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and natural gas. Management anticipates that cash flow generated by operations from the remaining and acquired assets over the remaining term of the Convertible Note Payable and the Convertible Redeemable Preferred Shares will not meet the amount required to repay these obligations as they become due.
The Convertible Note Payable and Convertible Redeemable Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
1. GOING CONCERN UNCERTAINTY (Continued)
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED has submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that JED did not submit a plan, the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Two of the milestones in the plan submitted to AMEX were the sale of oil and natural gas properties which was completed on June 8, 2007 and the acquisition of Caribou Resources Corp. which was achieved on July 31, 2007. The gain resulting from the sale of the oil and natural gas properties and the issuance of shares on the acquisition has significantly reduced the shareholders’ deficiency.
2. NATURE OF OPERATIONS
These interim consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2006.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
3. DRILLING ADVANCE
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. On May 3, 2007, the loan agreement was cancelled and settled with a cash payment due from the arms length party of Cdn$2,263,650 (US$1,950,103) and the remaining balance owing was written off (Cdn$2,263,650 (US$1,931,327)) as of March 31, 2007. As a result of the termination of the agreements, no further obligations exist with respect to the Loan Agreement, Promissory Note, and daywork agreements on drilling rigs.
4. OTHER ASSET
On May 23, 2007, the Company announced that it had made an offer to Caribou Resources Corp (“Caribou”), a company that had filed for protection under the Canadian Companies’ Creditors Arrangement Act similar to “Chapter 11” protection in the U.S., to acquire all of its shares and settle with its creditors. As part of the plan presented by JED, the Company acquired the debt and security position of the major secured lender to Caribou on June 8, 2007. Subsequent to June 30, 2007, on July 31, 2007, the Company completed the acquisition of Caribou. As of that date, Caribou became a wholly-owned subsidiary of the Company. On August 1, 2007, Caribou changed its name to JED Production Inc.
5. PROPERTY AND EQUIPMENT

	June 30,	December 31,
	2007	2006
	$	$

Petroleum and natural gas properties	19,658,058	109,875,650
Other	1,051,692	435,269

	20,709,750	110,310,919
Accumulated depletion and depreciation	(17,083,414)	(85,909,741)

	3,626,336	24,401,178

On June 8, 2007, the Company sold its North Ferrier assets to an arms-length third party for cash consideration of $33.5 million. Proceeds from the sale was used to acquire debt from a major secured creditor of Caribou, which became a wholly subsidiary of the Company subsequent to June 30, 2007 (notes 4 and 15). On June 29, 2007, the Company sold its Sousa assets to an arms-length third party for $0.7 million. Total gain on sales of these properties amounted to $10.8 million.
During the three and six months ended June 30, 2007, $107,689 (2006 – approximately $259,000) and $360,082 (2006 – approximately $598,000) of general and administrative costs and $59,801 (2006 – $111,570) and $103,566 (2006 – $165,300) of stock-based compensation costs were capitalized to petroleum and natural gas properties.
At June 30, 2007, the Company did not have any unproved property and seismic costs and therefore none were excluded from the depletion calculation (December 31, 2006 — $NIL).

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
6. ASSET RETIREMENT OBLIGATION
The Company’s asset retirement obligation is based on the Company’s net ownership in wells. The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of the oil and gas properties:

$

Asset retirement obligation, December 31, 2006	1,185,968
Liabilities incurred
- Properties drilled during the period	19,244
Accretion expense	21,591
Foreign exchange difference	10,663

Asset retirement obligation, March 31, 2007	1,237,466
Accretion expense	21,698
Liabilities eliminated on dispositions of properties	(1,229,933)
Foreign exchange difference	103,567

Asset retirement obligation, June 30, 2007	132,798

7. SHARE CAPITAL
Net income per common share
A reconciliation of the components of basic and diluted net earning per common share is presented in the table below:

	For the three months ended		For the six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$

Basic and diluted
Net income applicable to common stock	14,646,191	467,780	10,629,168	445,685
Net income per share (basic)	$0.98	$0.03	$0.71	$0.03
Net income per share (diluted)	$0.98	$0.03	$0.71	$0.03

For the three and six months ended June 30, 2007 and 2006, all of the Company’s outstanding convertible redeemable preferred shares and convertible notes, stock options and warrants, have been excluded from the calculation of the diluted loss per share because they were antidilutive for the periods due to either the performance conditions attached to these convertible shares and notes, stock options and warrants had not been met or the exercise prices of these convertible shares and notes, stock options and warrants exceeded the fair value of the shares during the periods. These convertible shares and notes, stock options and warrants could potentially dilute earnings per share in the future.
Subsequent to June 30, 2007, the Company agreed to issue up to 9 million shares to satisfy the terms of the acquisition of Caribou Resources Corp. which was completed on July 31, 2007 (note 15). After completing the transaction, the Company will have approximately 23.853 million issued and outstanding common shares.
Stock options
The following summarizes information concerning outstanding and exercisable stock options:

		Weighted average
	Number of options	exercise price

Balance, December 31, 2006	1,382,500	$4.95
Granted	420,000	$3.50
Cancelled	(400,000)	$7.83

Balance, June 30, 2007	1,402,500	$3.70

Exercisable at June 30, 2007	627,500	$3.73

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
The following table summarizes the stock options outstanding at June 30, 2007

		Weighted
		average
		remaining	Stock
Exercise	Stock Options	contractual life	Options
prices	Outstanding	(years)	Exercisable

$3.50	1,170,000	4.8	415,000
$3.67	195,000	1.8	195,000
$8.39	30,000	2.6	15,000
$17.06	2,500	3.5	—
$17.60	5,000	3.5	2,500

	1,402,500		627,500

The 1,402,500 stock options outstanding at June 30, 2007 vest over a three-year period from the grant date in equal amounts and expire at various dates between 2009 and 2012. The Company has a total of 1,402,500 stock options reserved for issuance under the Stock Option Plan.
8. STOCK-BASED COMPENSATION
The fair value of stock options granted during the three and six months ended June 30, 2007 is estimated to be $304,251 (2006 – $448,504) and $500,083 (2006 – $590,168), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months ended		For the six-months ended
	June 30		June 30
	2007	2006	2007	2006

Risk-free interest rate (%)	4.17	3.82	4.17	4.06
Expected life (years)	5.0	4.0	5.0	4.0
Contractual life (years)	5.0	5.0	5.0	5.0
Expected volatility (%)	87%	50%	87% - 119%	50%
Expected dividend yield (%)	Nil	Nil	Nil	Nil
Fair value of option ($/share)	$1.09	$6.89	$1.19	$6.49

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the three and six months ended June 30, 2007, stock based compensation expense of $179,402 (2006 – $446,278) and $310,699 (2006 – $661,200) was included in the Consolidated Statement of Operations and $59,801 (2006 – $111,570) and $103,566 (2006 – $165,300) was capitalized as part of Property and Equipment.
9. RELATED PARTY TRANSACTIONS
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.
During the three and six months ended June 30, 2007, the Company entered into the following transactions with JMG:
• JED charged JMG $7,110 and $200,588, respectively, in capital expenditures and $137,759 and $211,685, respectively, in operating costs for wells operated by JED where JMG was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at June 30, 2007 was $2,124,163 (December 31, 2006 — $1,426,102).

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
10. FINANCIAL INSTRUMENTS
(a) Fair value of financial assets and liabilities
As at June 30, 2007, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, due from JMG Exploration Inc. preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization. Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008. Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value.
(b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At June 30, 2007, the Company had all of its cash and cash equivalents with one banking institution. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with oil and gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
(c) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in United States currency.
No forward foreign currency exchange contracts were in place at June 30, 2007.
(d) Measurement uncertainty
The timely preparation of financial statements in conformity with United States generally accepted accounting principles requires that management make estimates that affect the amounts of assets, liabilities, revenues and expenses as they primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimated.
As at June 30, 2007, accounts receivable includes a $1.2 million accrual of insurance proceeds related to equipment damage and clean up costs incurred in connection with a well site blowout. While receipt of this amount is probable, the actual settlement amount could vary from this amount based on further review of the insurance adjuster’s initial findings.
11. COMMITMENTS AND CONTINGENCIES
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these financial statements under the terms of the indemnification agreements.
The Company had no derivative financial or physical delivery contracts in place at June 30, 2007 and December 31, 2006.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
12. SEGMENT DISCLOSURE
In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. Analysis of results by operating segment (determined by geographic location):

	Canadian	US
	Operations	Operations	Total
	$	$	$

For the three months ended June 30, 2007
Petroleum and natural gas sales	3,413,465	377,716	3,791,181
Depletion, depreciation and accretion	1,556,993	25,410	1,582,403

Net income [see below]	12,900,956	216,971	13,117,927

For the six months ended June 30, 2007
Petroleum and natural gas sales	6,453,574	662,275	7,115,849
Depletion, depreciation and accretion	2,725,852	90,525	2,816,377

Net income [see below]	9,372,673	289,207	9,661,880

As at June 30, 2007
Assets	36,875,552	3,646,974	40,522,526
Capital expenditures	3,978,597	158,393	4,136,990

Increase in net income of the Canadian operations during the three and six months ended June 30, 2007 is mainly attributable to gain on sales of properties by the Canadian operations (note 5).
13. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
14. NEW ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact of FIN 48 and has determined that no adjustment is required to its consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
14. NEW ACCOUNTING STANDARDS (Continued)
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
15. SUBSEQUENT EVENTS
Acquisition of Caribou Resources Corp.
As discussed in notes 4 and 7 to the consolidated financial statements, the Company has completed the acquisition of 100% of the shares of Caribou Resources Corp. The wholly owned subsidiary has been renamed JED Production Inc. (“JPI”). The acquisition was completed under plans of arrangement pursuant to the Business Corporations Act (Alberta) (“ABCA”), and the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). Jed has acquired all of the issued and outstanding common shares of Caribou on the basis of one JED common share for ten Caribou common shares. The outstanding stock options and warrants to acquire common shares of Caribou which were not exercised have been terminated. Approval for the ABCA arrangement was received by the requisite majority of the holders of Caribou common shares, options, and warrants and a final order approving the ABCA arrangement was granted on July 31, 2007 by the Court of Queen’s Bench of Alberta. Approvals for the CCAA plan of arrangement were received by the requisite majority of both the unsecured creditors and the secured creditors subordinate to JED in creditor meetings held on July 30, 2007 and a sanction order approving the CCAA arrangement was granted on July 31, 2007 by the Court of Queen’s Bench of Alberta. At a special meeting of JED’s common shareholders, approval was given to issue up to four million common shares of JED to be issued to former Caribou shareholders under the ABCA plan and five million common shares of JED to be issued under the CCAA plan to satisfy Caribou creditor claims. In addition JED paid cash of approximately $345,500 that will be distributed to creditors. Following the issuance of common shares under these plans, JED now has approximately 23.853 million issued and outstanding common shares.
Legal Action
JED Oil inc. has received notification of a legal action against it by one of its noteholders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note. Management of JED does not consider that the action has merit and will vigorously defend against it.